UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEXTPLAY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $ .00001 par value

(Title of Class of Securities)

65344G102

(CUSIP Number)

James G. Dodrill II, Esq.

Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, FL 33496

(561) 862-0529

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65344G102	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nithinan Boonyawattanapisut
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,300,204
	8.	SHARED VOTING POWER 17,628,454
	9.	SOLE DISPOSITIVE POWER 2,300,204
	10.	SHARED DISPOSITIVE POWER 17,628,454
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,928,958
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.43%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65344G102	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Todd Bonner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,500
	8.	SHARED VOTING POWER 19,901,158
	9.	SOLE DISPOSITIVE POWER 27,500
	10.	SHARED DISPOSITIVE POWER 19,901,158
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19.928,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.43%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65344G102	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Anchor Trading Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,666,936
	8.	SHARED VOTING POWER 1,333,333
	9.	SOLE DISPOSITIVE POWER 13,666,936
	10.	SHARED DISPOSITIVE POWER 1,333,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,269
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.11%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 65344G102	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NextPlay Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,333,333
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,333,333
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 65344G102	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cern One Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,558,046
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,558,046
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,046
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 65344G102	13D	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Found Side Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ♦
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,042,639
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,042,639
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,639
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 65344G102	13D	Page 8 of 10 Pages

Item 1. Security and Issuer.

Name of Issuer: NextPlay Technologies, Inc.

Address of Issuer’s Principal Executive Offices:

1560 Sawgrass Corporate Parkway, Suite 130

Sunrise, FL 33323

Title and Class of Security:

Common Stock, $.00001 par value

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being filed by: (i) Nithinan Boonyawattanapisut, an individual residing at 999/194 Moobaan Kesinee Ville, Pracha Utit Road, Bangkok, Thailand 10310 who currently serves as the Co-CEO of the Issuer and CEO of HotPlay (Thailand) Company Ltd, 101 True Digital Park, Pegasus Building, Floor 5th, Room 550, Sukhumvit Road, Bang Chak, Phra Khanong, Bangkok, Thailand 10260, (ii) John Todd Bonner, an individual residing at 999/194 Moobaan Kesinee Ville, Pracha Utit Road, Bangkok, Thailand 10310 who currently serves as CEO of Longroot Inc., 101 True Digital Park, Pegasus Building, Floor 5th, Room 550, Sukhumvit Road, Bang Chak, Phra Khanong, Bangkok, Thailand 10260, (iii) Red Anchor Trading Corp., a British Virgin Islands corporation with a principal place of business at Morgan & Morgan Building, Pasea Estate, PO Box 958, Road Town, Tortola, BVI (iv) NextPlay Holdings LLC, a Delaware limited liability company and a majority owned subsidiary of Red Anchor with a principal place of business at 1013 Centre Road, Suite 403-B 87-1942169, Wilmington, DE 19805, (v) Cern One Limited, a a British Virgin Islands corporation with a principal place of business at Morgan & Morgan Building, Pasea Estate, PO Box 958, Road Town, Tortola, BVI, and (vi) Found Side Ltd, a Seychelles corporation with a principal place of business at PGCS Ltd, 2nd fl, The Quadrant, Manglier St. Victoria, Mahe, Seychelles.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding.
(e)	During the last five years, none of the Filers was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	(i) Thailand, (ii) United States of America, (iii) British Virgin Islands (iv) Delaware, (v) British Virgin Islands and (vi) Seychelles.

Item 3. Source or Amount of Funds or Other Consideration.

Red Anchor Trading Corp. (“Red Anchor”) acquired its shares directly from the issuer pursuant to a Share Exchange Agreement (the “HotPlay Exchange Agreement”) for the acquisition of the issued and outstanding shares of HotPlay Enterprise Limited (“HotPlay”) and pursuant to a Share Exchange Agreement (the “Axion Exchange Agreement”) for the acquisition of debt held by Red Anchor of Axion Ventures, Inc. (“Axion”). NextPlay Holdings LLC, a majority owned subsidiary of Red Anchor acquired its shares from Red Anchor without payment. Cern One acquired its shares directly from the issuer pursuant to the Axion Exchange Agreement for the acquisition of shares of Axion and debt held by Cern One of Axion. Ms. Boonyawattanapisut acquired 1,985,974 shares in exchange for debt owed to Ms. Boonyawattanapisut by a third party at a price of $2.00 per share and the remainder of her shares pursuant to the Axion Exchange Agreement for the acquisition of debt held by Ms. Boonyawattanapisut of Axion and Mr. Bonner acquired his shares pursuant to the Axion Exchange Agreement for the acquisition of debt held by Mr. Bonner of Axion. Found Side Limited acquired its shares from Red Anchor as payment in kind for its service rendered to Red Anchor.

CUSIP No. 65344G102	13D	Page 9 of 10 Pages

Item 4. Purpose of Transaction.

All of the shares were acquired for investment purposes. Pursuant to the transactions contemplated by the Share Exchange Agreements, Ms. Boonyawattanapisut became a director and Co-CEO of the Issuer and Mr. Bonner became a director of the Issuer.

The Filers may review on an ongoing and continuing basis their investment in the Issuer. The Filers may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Filer’s securities of the Issuer. Any transactions that the Filers may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Filers, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer.

The beneficial ownership of the common stock by each Filer at the date hereof is reflected on that Filer’s cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as noted below, other than the relationships mentioned above an except for the Joint Filing Agreement, dated August 27, 2021, filed as an exhibit to this Schedule 13D/A, to the knowledge of the Filers, none of the Filers is a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option agreements, puts or calls,guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Red Anchor has entered into contracts with four parties to acquire an aggregate of 7,307,828 shares of Axion Ventures Inc. (TSXV: "AXV") in exchange for 1,424,933 shares of the issuer. The parties are currently unable to effect these transfers, and are unable to determine when they will be able to effect these transfers because the AXV shares are currently subject to a "Cease Trade Order" imposed by the BC Securities Commission.

Item 7. Material to Be Filed as Exhibits.

7.1. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated August 27, 2021.

CUSIP No. 65344G102	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2022	Red Anchor Trading Corp.

/s/ Chris Bagguley
By: Chris Bagguley
Title: Chief Financial Officer

Date: March 28, 2022	Cern One Limited

/s/ Nithinan Boonyawattanapisut
By: Nithinan Boonyawattanapisit
Title: Director

Date: March 28, 2022	/s/ Nithinan Boonyawattanapisut
Nithinan Boonyawattanapisut

Date: March 28, 2022	/s/ John Todd Bonner
John Todd Bonner

Date: March 28, 2022	Found Side Limited

/s/ Chris Bagguley
By: Chris Bagguley
Title: Chief Financial Officer

Date: March 28, 2022	NextPlay Holdings LLC

/s/ Chris Bagguley
By: Chris Bagguley
Title: Chief Financial Officer/Director